Exhibit 1.01

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2021

Sypris Solutions, Inc. (“Sypris,” “we,” “our,” or the “Company”) has filed the Conflict Minerals Report for the year ended December 31, 2021 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies whose final manufactured products contain one or more conflict minerals that are necessary to the functionality or production of such products. For purposes of the Rule and the related disclosures; the term, “Conflict Minerals,” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG,” which may have directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

Business Overview

Sypris is a diversified provider of truck components, oil and gas pipeline components and aerospace and defense electronics. The Company produces a wide range of manufactured products, often under multi-year, sole-source contracts with corporations and government agencies in the markets for truck components and assemblies and aerospace and defense electronics.

Our wholly-owned subsidiary, Sypris Technologies (exclusive of the Tube Turns brand) is a supplier of forged and machined components serving the commercial vehicle, off highway vehicle, and light truck markets in North America. We provide drivetrain components such as axle shafts, steer axle forgings and other components most often under sole-source contracts.

The Tube Turns brand of Sypris Technologies consists of engineered products, such as specialty closures, flanges and joints that supply the oil, gas and petrochemical market.

Our wholly-owned subsidiary, Sypris Electronics, is focused on circuit card and full box build manufacturing, high reliability manufacturing, systems assembly and integration, design for manufacturability and design to specification work.

Conflict Minerals Program

Our conflict minerals due diligence program is designed to be in conformity with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum, Tungsten and Gold (collectively, “OECD Guidance”), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser. Through this process, we have confirmed many tiers in our supply chain, and we do not have any known, direct relationship with smelters or refiners. We rely on direct tier suppliers to provide information on the smelters and refiners, as well as the origin of Conflict Minerals contained in parts, products or services supplied to us, including sources of Conflict Minerals that are supplied to them from their upstream suppliers.

Reasonable Country of Origin Inquiry

We conducted our Reasonable Country of Origin Inquiry (“RCOI”) to determine whether Conflict Minerals found in our products originated in the Covered Countries and did not come from recycled or scrap sources. The RCOI process included identification of relevant suppliers, data collection, and data assessment to determine whether further due diligence was required.

Each of our businesses conducted a review and assessment of their direct material suppliers that were most likely to provide parts or products containing Conflict Minerals. We engaged the services of a third party vendor to survey 85% of our total spend on direct material (the “Supplier Group”) via the Electronic Industry Citizenship Coalition (“EICC”)/Global eSustainment Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”). For the 2021 reporting year, we offered the Supplier Group with web-based access to the CMRT. We rely on the Supplier Group to provide us with information concerning the origin of Conflict Minerals contained in the parts or products they supply to us. The Supplier Group then surveys their suppliers, and the survey process continues flowing down through the supply chain until the smelters and refiners are identified. Any break in the process results in incomplete information reported to us.

Based on the results of our RCOI, we do not have sufficient information to determine with specificity the source, mine or location of Conflict Minerals contained in our products. Therefore, we conducted due diligence on the source and chain of custody of the Conflict Minerals contained in our products.

Due Diligence

Our due diligence measures are designed to conform, in all material respects, with the OECD Guidance. The due diligence steps we performed are set forth below according to the five-step framework established by the OECD.

Step 1. Management Systems

Conflict Minerals Policy. We have adopted a conflict minerals policy that is available to our employees, suppliers and other interested parties and can be accessed internally in our corporate policies and externally on our website at Investor Relations/Corporate Governance at: www.sypris.com.

Internal Compliance Team. Sypris has established a management system for conflict minerals that includes a compliance team (the “Compliance Team”) composed of members of management and persons responsible for supply chain activities at each of our businesses. The team is responsible for implementing our Conflict Minerals compliance strategy responsive to the Rule and the OECD Guidance.

Control Systems. Our internal controls include, but are not limited to the use of third-party data vendors, due diligence tools created by the Conflict-Free Sourcing Initiative (“CFSI”), use of the CMRT, data retention in an electronic database and our Code of Conduct.

Supplier Engagement. The Compliance Team considers and implements certain supplier best practices. The Supplier Group was provided access to information and resources on conflict minerals and use of the CMRT, as well as contact information for parties responsible for our compliance.

Grievance Mechanism. Sypris has grievance mechanisms whereby employees and others can report violations of its policies, including the Conflict Minerals Policy. Our Code of Conduct is publicly available on our website at: www.sypris.com.

Step 2. Identify and Assess Risks in the Supply Chain

Distribute to and Request Information from Supplier Group. Sypris distributed the CMRT to the Supplier Group to gather information from the supply chain, along with instructions and resources regarding completion of the CMRT.

Review and Assessment of Responses from Supplier Group. We reviewed responses from our supply chain against our criteria for assessing risk and considered whether further engagement was appropriate. Our criteria included no responses, incomplete responses and the reasonableness or unreasonableness of the data. We also compared smelters and refiners identified by the Supplier Group against the list of facilities that have received a “conflict free” designation from the CFSI.

Step 3. Design and Implement a Strategy to Respond to Risks

Sypris has instituted the following risk management strategy:

●	We have adopted a Conflict Minerals Policy.
●	Senior management is briefed about our due diligence efforts on a regular basis.
●	We have established a procedure for risk mitigation that includes monitoring, tracking and reporting progress to senior management.
●	We distribute background information on the Rule and the CMRT to our Supplier Group so that they understand our expectations with respect to compliance with the Rule.

Step 4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence Practices

Due to our position in the supply chain, we rely on the CFSI program to determine, to the extent reasonably practicable, if smelters and refiners in our supply chain are in compliance with the Conflict-Free Smelter Program assessment protocols and deemed to be conflict free.

Step 5. Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our Conflict Minerals due diligence. It is available on our website at Investor Relations/Corporate Governance at: www.sypris.com and is filed with the U.S. Securities and Exchange Commission.

Report on Supply Chain Due Diligence

Facilities Used to Process the Conflict Minerals in Products, If Known

As a downstream purchaser of conflict minerals, our due diligence measures can provide only a degree of reasonable assurance regarding the source and chain of custody of Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our Supplier Group and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely on information collected and provided by independent third party audit programs. Some of the responses from our Supplier Group provided information at the company level and provided a list of smelters for all their products, many of which are not supplied to us. Some of the responses did not contain a list of smelters. Therefore, we are unable to identify with certainty the specific facilities used to process the Conflict Minerals in our products.

Country of Origin of the Conflict Minerals in Products, if Known

For the year ended December 31, 2021, we have an 84% response rate from the surveys sent to our Supplier Group. Some of our suppliers provided country of origin information via the CMRT at the company level, representing the suppliers’ entire product lines, and many did not limit their responses to products they supplied to us. Some suppliers did not provide any information. Due to incompleteness of response information and because of our position in the supply chain, for the 2021 reporting year, we are unable to identify with certainty the origin of Conflict Minerals in our products.

Information on Country of Origin of Conflict Minerals

Sypris made an effort to determine the mine or location of origin with the greatest possible specificity, as follows:

●	We surveyed the suppliers in our Supplier Group.
●	We reviewed and analyzed submitted CMRTs for consistency and for risk areas.
●	We reviewed and analyzed submitted CMRTs for completeness, consistency and for identification of smelters and refiners sourcing Conflict Minerals from the Covered Countries.

Steps We Have Taken or Will Take to Mitigate Risk

We have insufficient data to form any belief as to whether improvements in our due diligence efforts or reductions in our purchases of Conflict Minerals would benefit, harm or have any other measurable impact on armed groups or their victims. In any event, we have taken or intend to take the following steps to improve our due diligence process; but, we can give no assurances that these or any other steps are likely to mitigate any future risk: whether the sourcing of our necessary Conflict Minerals does or does not originate from the Covered Countries; and even if a portion of that sourcing were ultimately determined to originate from the Covered Countries, whether our “downstream” purchases would or would not harm, benefit or have any impact on armed groups or their victims:

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We have and will continue to work closely with the Supplier Group to obtain the necessary information on the origin of Conflict Minerals in parts or products sold to Sypris, which we expect will become available as more upstream suppliers receive the necessary information from their respective upstream suppliers and third party audit programs continue to grow and provide more visibility in determining whether manufactured products are sourced from the Covered Countries.